March 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

RE:	Inovio Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed March 13, 2020
File No. 333-237172

Acceleration Request

Requested Date:	March 31, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on March 31, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance. The Registrant hereby authorizes each of Brian Leaf and Darah Protas of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP at (703) 456-8053 or Darah Protas of Cooley LLP at (202) 962 8332.

Very truly yours,

Inovio Pharmaceuticals, Inc.

/s/ Peter Kies
Peter Kies
Chief Financial Officer

cc:	Brian Leaf, Cooley LLP
Darah Protas, Cooley LLP

6769 Mesa Ridge Road

San Diego, CA 92121

Phone: (858) 597-6006

Fax: (858) 404-1392